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                                                                  EXHIBIT (c)(8)


June 17, 1998


Mr. Joseph Silvestri
Vice President
399 Venture Partners, Inc.
399 Park Avenue
14th Floor
New York, NY 10043

Dear Mr. Silvestri:

CIBC Oppenheimer Corp. ("CIBC Oppenheimer") is pleased to confirm that, based on current market conditions and subject to the terms and conditions referred to herein and otherwise satisfactory to CIBC Oppenheimer, we are highly confident of our ability to sell or place $75 million of senior debt (the "Financing") for The GNI Group, Inc. ("GNI" or the "Company") in connection with its recapitalization and the merger (the "Merger," and together with the Financing, the "Transaction") between the Company and Green I Acquisition Corp., an entity organized at the direction of 399 Venture Partners, Inc. ("399") and certain other investors to effect the Merger, pursuant to a binding agreement and plan of merger dated February 12, 1998, as amended, (the "Merger Agreement") and subject to the terms therein. The structure, covenants and economic and other terms of the Financing will be based on market conditions at the time of the sale or placement of the Financing and on the ultimate structure of the Transaction.

Our ability to consummate the sale or placement of the Financing is subject to:

(i) the terms and conditions of the Financing and all related documentation (which will be customary for transactions of this nature), as well as the terms and structure of the Transaction (including the Merger Agreement and related documents) and the execution and delivery of documentation with respect to the Financing and the Transaction, all being reasonably satisfactory in form and substance to CIBC Oppenheimer, the purchasers of the Financing and their respective counsel;

(ii) the execution and delivery of documentation with respect to the Merger being satisfactory in form and substance to CIBC Oppenheimer and its counsel;

(iii) our satisfaction with, and completion of financial, business and legal due diligence regarding GNI, including access to certain non-public information;

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399 Venture Partners, Inc.
June 17, 1998
Page Two

(iv) the absence of any material adverse change in the business, condition (financial or otherwise), results or operations, assets, liabilities or prospects of GNI;

(v) the receipt of all necessary governmental, regulatory and third-party approvals and consents, in connection with the Merger and the Financing, on terms satisfactory to CIBC Oppenheimer and its counsel;

(vi) our having reasonable and customary time and terms to market the Financing with the assistance of management of GNI, based on our experience in comparable transactions sold in comparable markets;

(vii) satisfactory market conditions for new issuance of debt and equity securities generally;

(viii) at the time the Financing is consummated, there being no legal, regulatory, financial or other restrictions on the Company's ability to promptly consummate the Transaction;

(ix) GNI having adjusted pro forma EBITDA of not less than $14.8 million for the fiscal year ending June 30, 1998;

(x) $22.0 million in cash proceeds from the issuance of capital stock of the Company to 399 and certain members of management; and

(xi) the Company entering into a new revolving credit facility providing initial unused availability of at least $10.0 million.

This highly confident letter is being delivered to you based upon the understanding, except to the extent required by applicable law and regulation, that no disclosure of, or reference to, this highly confident letter shall be made to any person or entity other than 399 and its respective investors, directors, officers, financial advisors, counsel and accountants who are directly involved in the Transaction and GNI and its directors, officers, financial advisors, counsel and accountants who are directly involved in the Transaction, without prior written consent from CIBC Oppenheimer.

Please note that this letter is not a commitment to purchase or place the Financing or any other securities of GNI. Moreover, this highly confident letter shall not constitute a commitment by us to act as Initial Purchaser for the Notes unless and until we shall have been engaged by you as Initial Purchaser, which engagement shall be in form and substance satisfactory to us at our sole discretion.

As you know, CIBC Oppenheimer is the securities arm of Canadian Imperial Bank of Commerce ("CIBC"), one of the largest banking institutions in North America. CIBC Oppenheimer's High Yield Group has established itself as one of the top underwriters of high yield debt, with over 75 financings in the last twelve months totaling approximately $13 billion. The High Yield Group has maintained a focus on acquisition finance, and two recent transactions highlight our ability to

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399 Venture Partners, Inc.
June 17, 1998
Page Three

provide the entire capital structure in large leveraged acquisitions. CIBC provided a combination of Bank and High Yield debt totaling $255 million to finance the purchase of Morris Material Handling, Inc. by Chartwell, L.P. and Cdn.$318 million in Senior Notes to finance the acquisition of the packaging assets of Domtar Inc. and Cascades Inc. by Norampac Inc.

We look forward to working with you on this transaction.

Very truly yours,

CIBC Oppenheimer Corp.



By:
   ------------------
   Michael G. Maselli
   Managing Director